(all amounts are in U.S. dollars except where otherwise indicated)
(1)Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release
Gildan Activewear Reports Third Quarter 2020 Results

•Strong free cash flow1 of $137 million in the quarter, with ending liquidity position of $1.3 billion
•Sales recovered to $602 million, more than double prior quarter level
•Return to profit with GAAP diluted EPS of $0.28 and adjusted diluted EPS1 of $0.30
•Gross margin of 22.5%, including 250-basis point impact of COVID-19 related period costs
•Production ramping up to meet demand, 75% of pre-COVID manufacturing capacity back on-line at quarter-end
•Global leadership in sustainability recognized in Wall Street Journal inaugural ranking

Montreal, Thursday, October 29, 2020 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced its results for the third quarter ended September 27, 2020.

Results for the third quarter reflected a strong improvement from the second quarter, despite ongoing COVID-19 impacts. We generated sales of $602 million, up sequentially from $230 million in the second quarter this year and returned to a profit with GAAP diluted EPS of $0.28 and adjusted diluted EPS of $0.30. Cash flow was strong with the Company generating free cash flow of $137 million in the quarter, with free cash flow generation over the last two quarters now totaling over $300 million. From a sales perspective, point of sales (POS) levels in the imprintables channel, although down on a year-over-year basis, remained relatively stable through the third quarter, while sales to retailers were up year-over-year. Increased capacity utilization and improved product-mix in the third quarter led to a significant sequential improvement in gross margin, which totaled 22.5%. Further, our strong focus on cost control translated to SG&A expenses totaling 10.2% of third quarter sales, with expenses down 22% on a year-over-year basis.

“We were pleased with the recovery of our sales and earnings during the third quarter. Retail sales performance was driven by momentum in underwear, and while the lack of large events continues to impact imprintable channels we are nonetheless seeing areas of opportunity” said Gildan President and CEO, Glenn J. Chamandy. “Further, we continue to be pleased with the results we are seeing from our “Back to Basics” strategy as we continue to place a strong focus on meeting our customers' needs and growing market share through simplification of our product portfolios, removal of cost and complexity from our business and fully leveraging our world class, sustainably-focused, vertically-integrated manufacturing platform.”

Q3 2020 operating results
Sales for the third quarter of 2020 of $602 million declined 18.6% compared to last year and were comprised of activewear sales of $456 million, down 26.3% from the prior year, and strong sales growth in the hosiery and underwear category, where we generated $146 million of sales, up 21.2% compared to the third quarter of 2019. The decline in activewear sales was primarily driven by lower unit sales volumes, unfavourable product-mix, and higher promotional discounting in the imprintables channel. Imprintables sales volumes were down 21% in North America and 25% in our international markets, reflecting the ongoing impact from the COVID-19 pandemic. Despite the sales volume decline, we were encouraged to see that overall POS trends in our imprintables channels remained relatively stable through the third quarter, on average down year-over-year approximately 15% to 20% in North America and approximately 25% in international markets, largely in line with the POS levels we saw in these markets as we exited the second quarter this year. Although we did see distributor destocking in the quarter, the level of destocking was significantly lower than the second quarter. On the retail side, activewear sales were down slightly compared to last year. The 21.2% increase in the hosiery and underwear sales category was driven by strong momentum from our private and Gildan® branded underwear products which continued to gain share and doubled in sales in the quarter. Although hosiery sales in the quarter improved sequentially, sales were slightly down compared to the prior year.

Gross margin in the quarter was 22.5%, reflecting a strong improvement from the gross loss incurred in the second quarter related to significant COVID-19 impacts and Back to Basics charges. Compared to the third quarter last year, gross margin was down 490 basis points mainly due to a 280-basis point unfavourable product-mix impact, an approximate $15 million or 250-basis point impact on gross margin related to lower manufacturing capacity utilization costs, as well as lower net selling prices due to the continuation of higher promotional imprintables discounting in the quarter. These factors more than offset the benefit of manufacturing cost efficiencies stemming from our Back to Basics initiatives and lower raw material costs compared to the prior year. Although product-mix was unfavourable in the quarter, the impact on gross margin was far less than the 600-basis point impact we saw in the second quarter and we expect the negative impact from product-mix to reverse as our sales continue to normalize.

SG&A expenses for the third quarter of $61.5 million, or 10.2% of sales were down $17.5 million compared to SG&A expenses of $79.0 million, or 10.7% of sales for the same quarter last year. The year-over-year reduction reflected lower compensation and lower volume-driven distribution expenses and the benefit of continued cost savings stemming from our Back to Basics initiatives.

We generated operating income of $68.8 million in the third quarter of 2020 down from $117.9 million last year. Before reflecting restructuring and acquisition-related costs in both years, on an adjusted basis1, operating income for the quarter was $73.5 million compared to $122.3 million last year, reflecting the impact of lower sales and gross margin, partly offset by the reduction in SG&A expenses. Net financial expenses of $11.4 million were up $1.5 million over the prior year, mainly due to fees incurred in connection with the amendments made to our long-term debt facilities. Consequently, we reported net earnings of $56.4 million, or $0.28 per share on a diluted basis, for the three months ended September 27, 2020 and adjusted net earnings1 of $59.2 million, or $0.30 per share on a diluted basis, compared to net earnings of $104.9 million, or $0.51 per diluted share, and adjusted net earnings of $108.4 million, or $0.53 per diluted share, respectively, in the third quarter last year.

The Company generated strong free cash flow in the quarter totaling $137 million, up from $87.3 million in the third quarter last year. The improvement in free cash flow was driven by tightly managing working capital, including inventories, as well as capital expenditures. The Company spent $14.1 million in capital expenditures in the quarter, down from $40.2 million last year, primarily for maintenance purposes. At the end of the third quarter, the Company's net debt1 stood at $850.4 million and its liquidity position at approximately $1.3 billion.

Year-to-date operating results
Net sales for the nine months ended September 27, 2020 of $1,291.1 million were down 40.4% over the same period last year, reflecting declines of 46.0% in activewear sales and 14.6% in the hosiery and underwear category. The decrease in activewear sales where we generated sales of $960.5 million was primarily due to lower unit sales due to the downturn in demand as a result of the COVID-19 pandemic combined with the impact of distributor inventory destocking in imprintables, unfavourable product-mix, and the impact of pricing action taken in the U.S. imprintables channel. Sales in the hosiery and underwear category of $330.6 million on a year-to-date basis also reflected the COVID-related impact on demand in retail channels of distribution, specifically lower demand in socks, as well as the impact of the exit of a sock program in the mass channel, partly offset by a 50% increase in private brand men's underwear sales.

We generated gross profit of $93.6 million and $127.6 million on an adjusted basis1 , for the first nine months of 2020 compared to gross profit and adjusted gross profit1 of $586.2 million for the same period last year. The significant year-over-year decline was mainly due to lower unit sales volumes, unabsorbed fixed manufacturing costs while capacity was idle, inventory provisions, as well as the impact of exiting excess commodity derivative hedges and cotton commitments, most of which were triggered by the COVID-19 pandemic. The gross profit decline also reflected unfavourable product-mix and higher promotional discounting in the imprintables channel.

SG&A expenses of $200.4 million for the nine months ended September 27, 2020 were down $63.6 million over the same period in the prior year as a result of lower compensation and volume-driven distribution costs, and cost containment efforts. Impairment of trade accounts receivable totaled $15.0 million down from $26.3 million last year, primarily due to the non-recurrence of a loss related to a distributor receivership situation which occurred last year, partly offset by an increase in the estimate for our allowance of expected credit losses due to the impact of the pandemic on the current economic environment. Restructuring and acquisition-related costs of $43.9 million for the first nine months of 2020 primarily related to Back to Basics initiatives, including consolidation of manufacturing operations and other manufacturing optimization initiatives.

Consequently, after reflecting these charges and the first quarter goodwill impairment charge of $94.0 million related to our hosiery cash generating unit (CGU), we incurred an operating loss of $259.7 million for the first nine months of 2020 compared to operating income of $264.7 million in the same period last year. Excluding restructuring and acquisition-related costs, charges related to rationalized imprintables product SKUs, and the impairment for goodwill and intangible assets, the year-to-date adjusted operating loss1 totaled $87.8 million compared to adjusted operating income1 of $296.0 million last year. The decline reflected the lower sales base and the negative operating margin which led to a reported net loss for the first nine months of 2020 of $292.6 million, or $1.48 per share on a diluted basis, and an adjusted loss of $126.2 million, or $0.64 per diluted share.

Current market environment
Due to the unprecedented nature and uncertainty related to the impacts of the COVID-19 pandemic, we withdrew our guidance for 2020 on March 23, 2020. While we are not providing a financial outlook at this time, the following reflects what we are currently seeing in the market environment.

POS trends in our imprintables channels have further improved more recently, with average POS for the month of October down in the 10% range in the U.S. market and down on average between 20% and 25% in international markets compared to last year. In retail we have seen continued sales growth for most of our products thus far in the quarter. While this start to the fourth quarter is encouraging, we nonetheless remain cautious given the ongoing trajectory of the COVID-19 pandemic, as well as the uncertain outlook for the global economy and the overall impact this may have on the demand for our products. Finally, while we have made and continue to make good progress in the execution and acceleration of our Back to Basics strategy, in the fourth quarter we will be completing a strategic retail product review, as previously communicated. To the extent that our review leads to a decision to rationalize any part of our retail product offering, a related inventory charge could be incurred in the fourth quarter which we do not expect would exceed $25 million.

Environmental, Social and Governance (ESG)
On October 14, 2020, Gildan was recognized among the top global performers in sustainability achieving a high standing in The Wall Street Journal’s inaugural ranking of the Top 100 Most Sustainably Managed Companies in the world. "We are proud of this recognition as the only North American apparel company and second among only three apparel companies globally included in this list," said Glenn J. Chamandy, Gildan's President and CEO. "This is a testament to our unique business model of owning and operating our manufacturing facilities and reflects the strong commitment and continued progress we have made in the area of Environmental, Social and Governance practices over many years."

Disclosure of outstanding share data
As at October 23, 2020, there were 198,307,308 common shares issued and outstanding along with 2,219,128 stock options and 48,836 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company.

Conference call information
Gildan Activewear Inc. will hold a conference call to discuss the Company's third quarter 2020 results today at 8:30 AM ET. A live audio webcast of the conference call, as well as a replay, will be available on its corporate site or on the following link: https://gildancorp.com/en/investors/events-and-presentations/. The conference call can be accessed by dialing (877) 282-2924 (Canada & U.S.) or (470) 495-9480 (international) and entering passcode 9069854#. A replay will be available for 7 days starting at 11:30 AM ET by dialing (855) 859-2056 (Canada & U.S.) or (404) 537-3406 (international) and entering the same passcode.

Notes
This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 27, 2020, which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission and which will be available on Gildan’s corporate website.

Certain minor rounding variances may exist between the unaudited condensed interim consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in $ millions, except per share amounts or otherwise indicated)	Q3 2020	Q3 2019	Variation (%)	YTD 2020	YTD 2019	Variation (%)
Net sales	602.3	739.7	(18.6)%	1,291.1	2,165.2	(40.4)%
Gross profit	135.5	202.7	(33.2)%	93.6	586.2	(84.0)%
Adjusted gross profit(1)	135.5	202.7	(33.2)%	127.6	586.2	(78.2)%
SG&A expenses	61.5	79.0	(22.2)%	200.4	264.0	(24.1)%
Impairment of trade accounts receivable	0.5	1.5	(66.7)%	15.0	26.3	(43.0)%
Restructuring and acquisition-related costs	4.7	4.4	6.8%	43.9	31.3	40.3%
Impairment of goodwill and intangible assets	—	—	—	94.0	—	—
Operating income (loss)	68.8	117.9	(41.6)%	(259.7)	264.7	n.m.
Adjusted operating income (loss)(1)	73.5	122.3	(39.9)%	(87.8)	296.0	n.m.
Adjusted EBITDA(1)	106.9	162.0	(34.0)%	19.9	419.8	(95.3)%
Financial expenses	11.4	9.9	15.2%	35.4	29.6	19.6%
Income tax expense (recovery)	1.0	3.1	(67.7)%	(2.4)	7.8	n.m.
Net earnings (loss)	56.4	104.9	(46.2)%	(292.6)	227.3	n.m.
Adjusted net earnings (loss)(1)	59.2	108.4	(45.4)%	(126.2)	256.2	n.m.

Basic EPS	0.28	0.51	(45.1)%	(1.48)	1.11	n.m.
Diluted EPS	0.28	0.51	(45.1)%	(1.48)	1.11	n.m.
Adjusted diluted EPS(1)	0.30	0.53	(43.4)%	(0.64)	1.25	n.m.

Gross margin	22.5%	27.4%	(4.9) pp	7.2%	27.1%	(19.9) pp
Adjusted gross margin(1)	22.5%	27.4%	(4.9) pp	9.8%	27.1%	(17.3) pp
SG&A expenses as a percentage of sales	10.2%	10.7%	(0.5) pp	15.5%	12.2%	3.3 pp
Operating margin	11.4%	15.9%	(4.5) pp	(20.1)%	12.2%	(32.3) pp
Adjusted operating margin(1)	12.2%	16.5%	(4.3) pp	(6.7)%	13.7%	(20.4) pp

Cash flows from operating activities	151.0	124.3	21.5%	123.4	98.6	25.2%
Capital expenditures	(14.1)	(40.2)	(64.9)%	(44.9)	(118.9)	(62.2)%
Free cash flow(1)	137.2	87.3	57.2%	79.3	(14.5)	n.m.
n.m. = not meaningful

As at	Sep 27, 2020	Dec 29, 2019
Inventories	938.6	1,052.1
Trade accounts receivable	210.2	320.9
Net indebtedness(1)	850.4	862.4
Net debt leverage ratio(2)	5.7	1.6
(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.
(2) The Company's net debt to EBITDA ratio for purposes of its loan and note agreements was 2.0 at September 27, 2020.

DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

(in $ millions, or otherwise indicated)	Q3 2020	Q3 2019	Variation (%)	YTD 2020	YTD 2019	Variation (%)
Activewear	456.3	619.2	(26.3)%	960.5	1,778.3	(46.0)%
Hosiery and underwear	146.0	120.5	21.2%	330.6	386.9	(14.6)%
	602.3	739.7	(18.6)%	1,291.1	2,165.2	(40.4)%

Net sales were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	Q3 2020	Q3 2019	Variation (%)	YTD 2020	YTD 2019	Variation (%)
United States	517.1	632.5	(18.2)%	1,092.2	1,847.2	(40.9)%
Canada	25.4	27.1	(6.3)%	50.3	80.2	(37.3)%
International	59.8	80.0	(25.3)%	148.6	237.8	(37.5)%
	602.3	739.6	(18.6)%	1,291.1	2,165.2	(40.4)%

Definition and reconciliation of non-GAAP financial measures
This press release includes references to certain non-GAAP financial measures as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this press release, except as otherwise discussed below.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, income taxes relating to restructuring and acquisition-related actions, income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. For fiscal 2020, adjusted net earnings also excludes impairment of goodwill and intangible assets, as well as the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line stock-keeping unit (SKU) count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs, including write-downs and sales return allowances that were recognized in the Company’s financial statements in the fourth quarter of fiscal 2019 and in the first and second quarters of fiscal 2020. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, except per share amounts)	Q3 2020	Q3 2019	YTD 2020	YTD 2019
Net earnings (loss)	56.4	104.9	(292.6)	227.3
Adjustments for:
Restructuring and acquisition-related costs	4.7	4.4	43.9	31.3
Impairment of goodwill and intangible assets	—	—	94.0	—
Impact of strategic product line initiative(1)	—	—	34.0	—
Income tax recovery relating to the above noted adjustments	(1.9)	(0.9)	(5.5)	(2.4)
Adjusted net earnings (loss)	59.2	108.4	(126.2)	256.2
Basic EPS	0.28	0.51	(1.48)	1.11
Diluted EPS	0.28	0.51	(1.48)	1.11
Adjusted diluted EPS	0.30	0.53	(0.64)	1.25
(1) For the nine months ended September 27, 2020, includes $29.2 million of inventory write-downs included in cost of sales and the $4.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $11.2 million and cost of sales by $6.4 million).

Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of adjustments related the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line stock-keeping unit (SKU) count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs, including write-downs and sales return allowances recognized in the fourth quarter of fiscal 2019 and in the first and second quarters of fiscal 2020. Adjusted gross margin is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. The Company uses adjusted gross profit and adjusted gross margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, or otherwise indicated)	Q3 2020	Q3 2019	YTD 2020	YTD 2019
Gross profit	135.5	202.7	93.6	586.2
Adjustments for:
Impact of strategic product line initiative(1)	—	—	34.0	—
Adjusted gross profit	135.5	202.7	127.6	586.2
Gross margin	22.5%	27.4%	7.2%	27.1%
Adjusted gross margin(2)	22.5%	27.4%	9.8%	27.1%
(1) For the nine months ended September 27, 2020, includes $29.2 million of inventory write-downs included in cost of sales and the $4.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $11.2 million and cost of sales by $6.4 million).
(2) Calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. For fiscal 2020, adjusted operating income also excludes impairment of goodwill and intangible assets, as well as the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line stock-keeping unit (SKU) count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs, including write-downs and sales return allowances recognized in the fourth quarter of fiscal 2019 and in the first and second quarters of fiscal 2020. Adjusted operating margin is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, or otherwise indicated)	Q3 2020	Q3 2019	YTD 2020	YTD 2019
Operating income (loss)	68.8	117.9	(259.7)	264.7
Adjustment for:
Restructuring and acquisition-related costs	4.7	4.4	43.9	31.3
Impairment of goodwill and intangible assets	—	—	94.0	—
Impact of strategic product initiative(1)	—	—	34.0	—
Adjusted operating income (loss)	73.5	122.3	(87.8)	296.0
Operating margin	11.4%	15.9%	(20.1)%	12.2%
Adjusted operating margin(2)	12.2%	16.5%	(6.7)%	13.7%
(1) For the nine months ended September 27, 2020, includes $29.2 million of inventory write-downs included in cost of sales and the $4.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $11.2 million and cost of sales by $6.4 million).
(2) Calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. For fiscal 2020, adjusted EBITDA also excludes impairment of goodwill and intangible assets, as well as the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line stock-keeping unit (SKU) count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs, including write-downs and sales return allowances recognized in the fourth quarter of fiscal 2019 and in the first and second quarters of fiscal 2020. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions)	Q3 2020	Q3 2019	YTD 2020	YTD 2019
Net earnings (loss)	56.4	104.9	(292.6)	227.3
Restructuring and acquisition-related costs	4.7	4.4	43.9	31.3
Impairment of goodwill and intangible assets	—	—	94.0	—
Impact of strategic product line initiative(1)	—	—	34.0	—
Depreciation and amortization	33.4	39.7	107.6	123.8
Financial expenses, net	11.4	9.9	35.4	29.6
Income tax expense (recovery)	1.0	3.1	(2.4)	7.8
Adjusted EBITDA	106.9	162.0	19.9	419.8
(1) For the nine months ended September 27, 2020, includes $29.2 million of inventory write-downs included in cost of sales and the $4.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $11.2 million and cost of sales by $6.4 million).

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	Q3 2020	Q3 2019	YTD 2020	YTD 2019
Cash flows from operating activities	151.0	124.3	123.4	98.6
Cash flows used in investing activities	(13.8)	(37.0)	(44.1)	(114.4)
Adjustment for:
Business acquisitions	—	—	—	1.3
Free cash flow	137.2	87.3	79.3	(14.5)

Total indebtedness and net indebtedness
Total indebtedness is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)	Sep 27, 2020	Dec 29, 2019
Long-term debt and total bank indebtedness	1,000.0	845.0
Lease obligations	83.3	81.5
Total indebtedness	1,083.3	926.5
Cash and cash equivalents	(232.9)	(64.1)
Net indebtedness	850.4	862.4

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period as if they had occurred at the beginning of the trailing twelve month period. The Company has set a fiscal year-end target net debt leverage ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. Due to the current economic environment, the Company does not expect to be within its target range at the end of fiscal 2020. The Company uses, and believes that certain investors and analysts use, the net debt leverage ratio to measure the financial leverage of the Company.

(in $ millions, or otherwise indicated)	Sep 27, 2020	Dec 29, 2019
Adjusted EBITDA for the trailing twelve months	148.1	548.1
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	148.1	548.1
Net indebtedness	850.4	862.4
Net debt leverage ratio(1)	5.7	1.6
(1) The Company's net debt to EBITDA ratio for purposes of its loan and note agreements was 2.0 at September 27, 2020.

Caution concerning forward-looking statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to net sales, POS levels, gross margin, SG&A expenses, restructuring and acquisition-related costs, operating margin, adjusted operating margin, adjusted EBITDA, diluted earnings per share, adjusted diluted earnings per share, income tax rate, free cash flow and liquidity, capital expenditures, capacity expansion plans, dividends, and share buybacks. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of the Company’s Management’s Discussion and Analysis for the three and nine months ended September 27, 2020 and for the fiscal year ended December 29, 2019 for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such documents and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•the magnitude and length of economic disruption as a result of the worldwide coronavirus (COVID-19) pandemic, including the scope and duration of government mandated general, partial, or targeted private sector shutdowns, travel restrictions, and social distancing measures;
•changes in general economic and financial conditions globally or in one or more of the markets we serve, including the severity and duration of the economic slowdown and recessions following the COVID-19 pandemic;
•our ability to implement our growth strategies and plans;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;

•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•the impacts of the COVID-19 pandemic on our business and financial performance and consequently on our ability to comply with the financial covenants under our debt agreements;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•changes in third-party licensing arrangements and licensed brands;
•our ability to protect our intellectual property rights;
•operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•our reliance on key management and our ability to attract and/or retain key personnel;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia-Pacific, and Latin America, under a diversified portfolio of Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Prim + Preux®, GoldToe®, Anvil® by Gildan®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus®, Peds® and MediPeds®, and under the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada. Our product offering includes activewear, underwear, socks, hosiery, and legwear products sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms, and to global lifestyle brand companies.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour and environmental practices throughout its supply chain in accordance with its comprehensive Genuine Responsibility® program embedded in the Company's long-term business strategy. More information about the Company and its corporate citizenship practices and initiatives can be found at www.gildancorp.com and www.genuineresponsibility.com, respectively.

Investor inquiries: Sophie Argiriou Vice President, Investor Communications (514) 343-8815 sargiriou@gildan.com	Media inquiries: Genevieve Gosselin Director, Corporate Communications & Marketing (514) 343-8814 ggosselin@gildan.com

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